t Integra Bank, we are moving forward.
e're taking banking to the next level in
stomer service. And we're doing this by
ing professional, taking ownership and
ving integrity. With hard work and by
thinking banking status quo, we will
and out from the crowd. Generating
citement is a key to reaching our goals.
outperform the competition, to be the
st, you have to be excited about what
u're doing. And we are excited about

Integra Bank Corporation

2004 Summary Annual Report

our people, our products, our enhanced technology, and especially about our potential. You can see our enthusiasm with each and every one of our customers and we want our customers to feel special every time we have the opportunity to serve them. It's better banking, and our customers know it. They're telling us, and most importantly, they're telling their friends. That's exciting! And that is what will make the difference in our success


Professionalism
Integra
Commitment
Volunteering
Building
Integra
MOO
Integra Bank
I care
Integra Bank
Integrity
Providing
Integra
Ownership

Focused on Service

build

We break down our commitment to customer service with three simple words – professionalism, ownership and integrity. These words are the foundation of our ongoing "I Care" service mission. Launching this initiative in January 2004, our employees have adopted these values and apply them in their daily work.

Professionalism is critical with every customer interaction. From the way each of us presents ourselves during every customer interaction, to emphasizing accuracy and consistency in our service. Ownership is personally assuming responsibility to make each customer experience at Integra a great one. Integrity is the cornerstone which we stake our reputation. It is built on maintaining the confidentiality of our customer information, following through on our commitments to customers and fellow employees, and treating co-workers with respect. We realize for us to care about our customers, we must also care about our fellow employees.

Service initiatives introduced in 2004 have focused on both our customers and our employees. New programs, such as "On Boarding" helps assure the account opening experience meets the absolute highest customer expectations to improve retention. Our new "Empowerment Model" allows our employees to resolve customer matters more timely for our customers' benefit. Our "Problem Resolution Process" makes sure that issues affecting our customers are escalated to the most appropriate level to be resolved quickly.

"I Care" truly offers our customers an exciting level of service. Results have been positive for both our customers and employees, and we will continue to focus on these and other service initiatives through 2005 and beyond.

Partnering

The hard work we put forth in 2004 is providing very exciting results in several areas, including credit cards, commercial real estate, small business and our High Performance Checking program.

In the second quarter of 2004, we announced our partnership with Elan Financial Services, one of the world's largest credit card providers. Through Elan, our customers continue to receive an Integra branded credit card, but now have access to world-class card programs.

Following our move to improve our credit card offerings, we introduced additional card innovation and convenience with the Integra Home Card. Our new Home Card gives our home equity line customers debit card access. This creates additional convenience by eliminating the need to carry special home equity checks.

Over the past two years, we have enhanced our focus in


I care
Integra
I care
Integra Bank

Through a team approach and an understanding of the principles of Integra's "I Care" service mission, our employees are truly dedicated to providing the highest level of service with every customer interaction.


I care
Checking

High Performance Checking, along with the Free Gift and Tell-A-Friend components, are driving new business to our banking centers and creating the opportunity to build relationships.

BankAnytime™ Online Banking Accounts
(number in thousands)

Consumer Loan Balances
(average balances in millions)

Home Equity Balances
(average balances in millions)

commercial real estate, and with that have hired experienced personnel to grow our business. We now have access to top-tier commercial real estate projects in some of the Midwest's major metropolitan markets.

Small business customers rely on us for a variety of services, and are always looking for ways to help them increase their profits. In 2004, we continued to deliver. The Integra Small Business Resource Guide was created because we know small business owners rely on us for a variety of products and services.

We spent a significant portion of 2004 preparing to launch our High Performance Checking (HPC) program. HPC offers Integra customers an enhanced array of new deposit products that make it a perfect fit with our "I Care" service mission. From the top down, every Integra employee was introduced to HPC with extensive training to make sure they are knowledgeable and excited about this new program.

Launched in January of 2005, HPC results in the first quarter of 2005 have already exceeded our goals. And we are confident of having continued success because with this program our customers win, our employees win, and our shareholders will win.

Taking customer service to the next level means offering a higher level of convenience, and we're working hard to make sure our customers can bank when, where and how they want. This involves some creative thinking on our part, in some cases it literally means bringing the bank to you.

Focused

A major component of this strategy will always be new banking centers. We opened four in 2004, and more will come in 2005. ATMs are another big part of our convenience focus, and we continue to strategically place them in our markets. In addition to giving our customers easy access to the bank, our ATMs deliver convenience by keeping customers up-to-date with banking messages on ATM monitors, and even offer back-of-receipt coupons for discounts at national retailers.

And convenience isn't just about having more locations. Another way we let our customers know that we care is by extending banking hours in many of our locations, and by implementing the "10 Minute Rule." With the implementation of this new rule, we now open our banking centers 10 minutes before our posted time and close 10 minutes, or later if necessary, after the posted time for customer convenience.

Banking doesn't get any more convenient than Integra's exclusive online banking service, BankAnytime™. And, our award-winning website just got better! BankAnytime now features low balance reminder e-mails, images of canceled checks, free online bill paying, and lots more. It's an absolutely better way to bank!

Community Commitment

Realizing

Annually, we contribute nearly half a million dollars in the areas of Arts & Community Development, Education, and Economic Development. We are extremely proud of the achievements that our personal and financial participation makes possible.

Integra provides support for a wide variety of projects and organizations that benefit our communities. This includes local chapters of the American Red Cross, the YMCAs around our footprint, and charitable organizations including Habitat for Humanity, the Visiting Nurse Association, and the Boys and Girls Clubs of America. We actively support museums throughout our markets, and provide funding to numerous hospitals and medical centers.

As the foundation of our children's future, education continues to be a very high priority at Integra. We are extremely proud of our efforts, because we believe this part of our leadership, more than any other, directly contributes to developing new leaders. We are involved with a wide range of exciting programs at virtually every academic level. These include capital campaigns, scholarships and other programs in the universities, colleges and schools in our markets.

In keeping with our progressive guidelines for economic development, we have made significant ongoing contributions to several projects. We give to numerous local Chambers of Commerce and economic development groups throughout our markets, which work to enhance business growth. We support the I-69 project, and continue to feel that it is vital to the economic interests of our markets.

Integra Bank remains committed to corporate stewardship, and is very proud to be recognized as a leader among its peers. But this pride certainly isn't limited to corporate-level giving. We're doing incredibly important and exciting work at the local community level as well.

dedication

And where community involvement is concerned, people make the difference. We believe that our bankers are the very best. In fact, our bankers are not just participants in their communities, they are leaders. These individuals know that the life of the community is the life of the bank. The two function synergistically in ways that are sometimes only evident years later. Our bankers know they are working to make a difference today and tomorrow.

When a person in the local community thinks financial services, we want them to think Integra Bank. And when they think banker, we want them to envision a specific person at Integra. Our bankers are familiar faces in their communities because they are very highly involved.


Integra Bank

Through corporate sponsorship of activities and investment in community projects, including Integra Bank Field at Evansville's new soccer complex, we are solidly committed to supporting the communities we serve.


Mat
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Scienc
Soci
Stud
Read
Spell
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Integra Bank

We support our communities through the active participation of our employees, with important educational programs that prepare children for the future by teaching them fiscal responsibility.

United Way Participation
(percentage of Integra employees)

United Way Giving
(corporate and employee – in thousands)

United Way Fair Share Giving
(percentage of Integra employees)

We believe these leaders have several things in common. They enjoy the company of others, thrive on collaboration, and have a strong desire to give back. In short, they help to make our communities better places to live. And while this level of commitment may seem second nature to these individuals, it requires a substantial amount of time and effort. We see the results of this leadership throughout our footprint.

difference

Audrey Alcorn is manager of our Waterford Banking Center in Evansville. She volunteers for CASA as a court advocate for abused and neglected children. She is also a Captain on the Scott Township Volunteer Fire Department.

Manager of the Mt. Olivet Banking Center, Valerie Grigson, is on the support team for the Kentucky Entrepreneurial Coaches Institute. In this capacity, Valerie coaches, supports, educates, and just generally helps new small businesses get started.

Sheila Stoke, Senior Vice President and Controller, is currently Director of the Henderson, Kentucky, Rotary. She has also been named Rotary's incoming District Treasurer.

Penny Jones, Manager of Integra's Cadiz Banking Center, is President of the Cadiz, Kentucky, Chamber of Commerce, and is involved with Youth Leadership.

Integra's manager in Franklin, Kentucky, is Darla Knight. Darla is President of the Franklin Chamber of Commerce. She is the first woman to be elected President of this highly visible, local organization.

Jeff Jackson, Senior Vice President of Commercial Lending, works with the American Cancer Society, and is on the board for the Relay for Life steering committee.

Donna Howell, Senior Vice President of Cash Management, is involved with Missions work in Mandeville, Jamaica. She and her church group rebuilt an orphanage that had been devastated by a recent hurricane.

For the past several years around the holiday season, staff members at the Integra banking center in Paoli, Indiana, have created a mitten tree. Paoli residents are asked to stop by and place their donations of mittens and hats on this special Christmas tree. These items are then donated to needy children in the Paoli community.

raising

Our focus on charitable assistance also includes participation with the United Way. In 2004, corporate and employee contributions totaled $233,181. Our Fair Share giving increased 18% to 423 employees. And we are extremely proud of the fact that 89% percent of Integra's nearly 1,000 employees participated in United Way giving during 2004.

Great people. Great bankers. Great leaders. Yes, the bankers presented here are certainly exemplary, but they are not uncommon at Integra.

Invested Interest

Working

In 2004, we focused on initiatives with the ultimate goal of increasing revenue, profitability and value for our shareholders. To achieve these financial goals, we will continue to focus on creating an exciting level of service for our customers. Excitement is the key to increased productivity, growth and profitability.

High Performance Checking (HPC) is our largest retail initiative for 2005. Through the first quarter of this year, we have seen very impressive results. This program is an excellent way to bring new customers into the bank, and readily delivers additional checking account revenue. It also creates numerous opportunities for cross-selling, which generates additional sources of income. We're very excited about HPC and expect it to add to our profitability.

Our new credit card program is an example of how we were able to replace an underperforming product with a profitable new one. By partnering with Elan, one of the world's largest credit card providers, we now offer a product that is improved for our customers and more profitable for us. In addition to increasing long-term revenue, partnering with Elan also allowed us to eliminate credit card risk. Elan also contributes with our marketing and promotion efforts, which lowers our advertising costs. In addition, a high profile product that offers a higher level of service, value and convenience certainly enhances the Integra brand.

In 2004, we introduced new consumer lending software to enhance our customer service. This change allows our banking center staff to enter a customer loan application online, automatically retrieving credit information on the customer so that our banker can make a decision quickly. By allowing us to respond to a loan request in minutes, we provide enhanced lending convenience for our customers.

In addition to quick response, the increased benefits of this new software are the excellent cross-selling and relationship building opportunities it offers. While the banker and customer step through the loan application process, our bankers now have the ability to quickly review the customer's financial profile right on the spot. This allows us the opportunity to determine additional services the customer may need. The addition of this new lending software significantly enhances our lending potential, and increases revenue streams.

In 2004, our commercial real estate program accelerated loan growth and generated substantial revenue for Integra. With the addition of this team of commercial real estate professionals, we have access to extremely high quality commercial real estate projects in some major Midwestern metropolitan markets. We now have loan production offices in the Louisville, Cincinnati and Cleveland


The development of our Commercial Real Estate division and addition of a team of experienced professionals has opened new doors to top-tier projects in our major metropolitan markets.


I care

Adding four new locations in 2004, we continue to enhance customer convenience. This strategy will continue in 2005. Currently under construction is our new Florence, Kentucky office scheduled to open in 2005.

Valuable Core Deposits
(average balances in thousands)

Nonperforming Assets/Total Assets

Earnings Per Share
(in dollars)

areas, and a significant portion of the new lending activity has been for top-tier projects with credit tenants. We believe that our commercial real estate initiative has been an important enhancement to the Integra brand.

building

Increasing shareholder value means increasing customer access in existing markets, while looking for growth opportunities in adjacent markets. A major component of this strategy will always be new banking centers. We opened four in 2004, including our first banking centers in both Georgetown and Henderson, Kentucky. We opened our fourth location in Bowling Green, Kentucky, and our newest banking center in Evansville is the eleventh in our home market.

Georgetown, home of Kentucky's Toyota assembly plant, is a growing community outside of Lexington, and is expanding with large and small businesses. Along with this business expansion, the area is experiencing rapid growth in the residential and retail sectors.

Our Bowling Green Campbell Lane Banking Center serves the town's growing southwest corridor. This location complements our three existing banking centers by expanding our services to businesses and consumers not reached by our other locations. It also links to our presence in the Franklin, Kentucky, market.

Henderson is located just across the Ohio River from Evansville. Our new Henderson location has already shown its muscle with impressive new account growth in a short period of time. This highly visible location offers convenience to customers who travel between Henderson and Evansville and to customers who live in adjacent counties to the south.

In 2005, we will open our first office in Florence, Kentucky, near the Greater Cincinnati International Airport, which will serve as our regional headquarters for northern and central Kentucky. We currently have six offices in the greater Cincinnati area, and believe that this region holds growth opportunities for us.

brand

Opening offices in new communities presents many challenges, and among these is defining our brand. One major component of this work includes refining the design of our future banking centers. This is another area where we are raising the bar. We want to create branches that are pleasing to the eye, and that offer greater efficiency for Integra customers and for Integra Bank.

As part of our ongoing efforts to continue to grow and deliver value to our shareholders, we will continue to work on these and other initiatives through 2005 and beyond. It's all part of moving forward, achieving our goals and improving shareholder value.

Financial Table of Contents

Corporate Profile

Headquartered in Evansville, Integra Bank Corporation is the parent of Integra Bank N.A. With assets of $2.8 billion at December 31, 2004, Integra currently operates 76 banking centers and 121 ATMs at locations in Indiana, Kentucky, Illinois and Ohio. Integra Bank N.A. is committed to providing the highest level of customer service to its retail, small business, and corporate customers through its offices, ATMs, and online banking services. For retail customers, Integra Bank N.A. offers telephone and Internet banking through its BankAnytime™ service. Integra also offers Business BankNet online banking for its business customers. Integra Bank Corporation's common stock is listed on The NASDAQ National Market® under the symbol **IBNK**. Additional information may be found at the company's web site, **http://www.integrabank.com**.

Summary of Selected Consolidated Financial Data

(Dollars in thousands, except per share data)	2004	2003	Change
Operating Data			
Interest income	$ 132,371	$ 143,115	(8)%
Interest expense	47,904	70,873	(32)
Net interest income	84,467	72,242	17
Provision for loan losses	1,305	4,945	(74)
Non-interest income	33,607	32,793	2
Non-interest expense	138,180	82,267	68
Net income	(6,620)	17,765	(137)
Per Share Data			
Net income			
Basic	$ (0.38)	$ 1.03	(137)%
Diluted	(0.38)	1.03	(137)
Cash dividends declared	0.72	0.94	(23)
Net book value	12.05	13.46	(10)
Significant Ratios			
Return on average assets	(0.24)%	0.60%	
Return on average equity	(3.15)	7.56	
Average shareholders' equity to average assets	7.62	7.97	
Efficiency ratio	68.73	74.36	
Net interest margin	3.52	2.87	
Credit Quality Ratios			
Allowance for loan losses to loans, net of unearned income	1.43%	1.50%	
Net charge-offs to average loans	0.15	0.25	
Average Balances			
Total assets	$2,758,924	$2,949,016	(6)%
Interest-earning assets (1)	2,497,266	2,683,925	(7)
Securities, at amortized cost	810,716	967,327	(16)
Loans, net of unearned income	1,644,471	1,670,938	(2)
Deposits	1,858,538	1,824,138	2
Interest-bearing liabilities	2,283,968	2,480,605	(8)
Shareholders' equity	210,280	234,948	(10)
At Year End			
Total assets	$2,757,165	$2,958,294	(7)%
Interest-earning assets	2,500,595	2,715,574	(8)
Securities	801,059	974,111	(18)
Loans, net of unearned income	1,665,324	1,699,688	(2)
Deposits	1,896,541	1,812,630	5
Interest-bearing liabilities	2,270,870	2,485,323	(9)
Shareholders' equity	209,291	232,992	(10)
Other Data			
Number of shareholders	2,382	2,526	(144)
Number of full-time equivalent employees	839	886	(47)
Number of offices	76	72	4
Trust assets under management	$ 398,696	$ 394,650	1%

(1) Includes securities available for sale at amortized cost.

Letter to Shareholders

Making decisions to build a better future.

Integra Bank began 2004 with three financial goals. One, to restructure the balance sheet to reduce interest rate risk and improve earnings. Two, to grow earnings after the balance sheet restructuring. Three, to continue our credit quality improvements. Although we achieved all three goals, there are facets of this continued transformation that are important to understand.

Over the past few years, we worked hard to improve our credit quality, interest rate risk profile, and service quality. We also had improving trends on low cost deposit growth, fee income growth, and expense control. This improvement showed that we had a bright future. But as we looked forward, we could see that achieving that bright future would require restructuring our balance sheet.

We needed to restructure our balance sheet to reduce interest rate risk and earnings volatility. This, coupled with the fact that the interest rate environment in 2004 had the potential to be extremely volatile, convinced us that the first quarter of 2004 was the right time to restructure our balance sheet.

So we decreased size of the balance sheet and prepaid our long-term debt subjecting us to prepayment penalties. Those penalties were the sole reason for the first quarter loss, and the loss for the year.

In addition to the prepayment charge, we decided to reduce our dividend by 30% in order to allow us to grow capital with a higher earnings stream going forward. Integra's improving growth trends require a higher earnings retention percentage than during the bank's turnaround phase.

Hitting our targets.

Our second financial goal was to grow our earnings in a more traditional fashion, even after the balance sheet restructuring. We performed very well. When we announced the restructuring, earnings for the next three quarters were targeted at $1.13 to $1.23 per share. We reported a $1.19 per share, which put us at the upper end of the range and beat analyst consensus. Earnings for the last three quarters of 2004 were up 49% from the last three quarters of 2003.

We also achieved our third financial goal of improving credit quality. Non-performing assets reduced 16% and our net charge-offs were only 15 basis points, which helped solidify the successful credit turnaround that we have been reporting over the last four years.

We targeted several key financial ratios to measure our improvement after the balance sheet restructuring. We targeted an ROA of 1%, an ROE of 13%, and a margin of 3.5%. At year-end, we were slightly above a 1% ROA, had achieved an ROE of nearly 14%, and our average margin over the last three quarters was 3.69%.

To grow the company, we needed to eliminate the interest rate risk and high cost debt that were holding


FreeChecking

down our earnings. Our timing on the prepayment was crucial. Waiting would have meant more earnings risk and interest rate risk for the rest of the year.

Developing core competencies.

For us to hit our financial targets, several programs play a key role.

On the loan side, we have three growth areas: commercial real estate lending, consumer lending, and small business/middle-market commercial lending.

An important part of our "I Care" service mission focuses on developing our core competencies. We have done this with consumer lending, which continues to see steady growth. Now we're developing a strong commercial real estate competency. We have similar expectations in the future for small business/commercial lending.

We started the year with a significant runoff in commercial loans. Industry statistics over the last two years show that commercial loans have declined approximately 25%. Loans were down about 10% in the first half of the year, all in commercial loans. In the second half of the year, we began to see growth on the commercial side, particularly as a result of our commercial real estate initiative. This allowed us to gain momentum going into 2005.

Mortgage lending was relatively flat for the year. Although mortgage lending is an important product to provide our customers, we don't see it as a growth engine.

On the deposit side, we have excelled at building the cash management business for our corporate customers, which has helped grow low-cost deposits and provide us with additional fee income.

On the retail side, we're improving retail deposits. We believe High Performance Checking can make us a great retail deposit gatherer. Cross-selling additional services to HPC customers will be very important to our success, and that's why retail products like annuities, life insurance, and credit insurance will help us achieve our growth goals.

As part of our focus on customer service, we evaluate areas that either don't meet our customers' needs or don't meet our financial targets. One of these was our credit card program. By partnering with Elan Financial Services, we found a better product for our customers that will deliver a greater return to us.

Moving forward.

When we look at 2005, we have three primary goals: First, to continue to grow earnings. Second, to accelerate our transformation into more of a revenue growth company. Third, to continue our service initiatives, including employee development.

Growing revenue is the final phase of our turnaround. We performed a credit turnaround, an operational turnaround, and a balance sheet turnaround. I want to mention that I am extremely proud of our Finance area in executing the balance sheet restructuring.

We have worked to reposition the investment thesis of

Letter to Shareholders

Net Interest Margin



Return on Average Assets



Return on Equity



the company, migrating to a "growth stock" from a "turnaround stock" with a high dividend. We currently pay an attractive dividend at 64 cents per share, with a healthy 3% dividend yield. It is important that we show growth trends to improve our stock's attractiveness.

Our capital levels are solid, meaning that we are "well capitalized" by regulatory definitions. Moody's Investors Service assigned investment grade ratings to Integra for the first time in 2004. We were pleased to receive an investment grade rating from Moody's, which is rare for a bank of our size. Moody's assigned an initial rating of Baa2 for long-term deposits. Their outlook for all of Integra's ratings is stable. We see this as an important attraction of our improved financial profile.

Over the next several years, we plan to balance the mix of our branch markets from the present 75% community and 25% metropolitan, to closer to 50/50. This will allow us to continue to gather low-cost deposits and grow fee income in our community markets, while taking advantage of the better lending opportunities in metropolitan markets. One of the keys to this strategy will be building new banking centers and considering acquisitions in our targeted markets.

Throughout the year, we will continue to focus on employee training and development under our "I Care" service mission. We believe if our employees are happy and motivated, they will really take care of our customers.

We have invested heavily in employee training, and for 2005 we have a mystery shopping program in place to measure our employee performance in each of our banking centers. This will ensure that our bankers are utilizing the customer service skills that we are training them on.

For the coming year, we will keep it simple by staying focused on our core competencies, and playing to our strengths. This allows our employees to understand their role as a financial service provider, and our customers to understand what they are being offered.

In closing, I want to acknowledge the outstanding performance of our employees and the dedicated guidance of our Board of Directors. Their hard work and productivity has given Integra the strong service-oriented culture necessary to compete in today's market. I would also like to thank our loyal shareholders and customers for their continued confidence.

As you can see, there is a lot going on, we're moving forward, and reaching our goals. We still have alot of work and opportunity ahead, but we believe we have all areas pointing in the right direction.

Sincerely,

Michael T. Vea
Chairman, President and CEO

Stock Profile

Integra Bank Corporation common stock is traded and quoted on the The Nasdaq Stock Market® under the symbol IBNK. As of December 31, 2004, the Corporation was owned by 2,382 shareholders of record not including nominee holders which would increase the total. At year end, 17,375,004 shares were outstanding.

Dividend Reinvestment

Shareholders may purchase additional shares of common stock through the Dividend Reinvestment Plan. Contact our transfer agent for details or to request a prospectus and/or enrollment forms. Fifty-one percent of the shareholder base participates in the Dividend Reinvestment Plan, and 47,684 shares were purchased through the Plan in 2004. Integra Bank Corporation also offers an ACH automated deposit of dividends paid.

Transfer/Dividend Distributing Agent

The Integra Bank Trust Department is both the stock transfer agent and dividend paying agent for Integra Bank Corporation. The department can be contacted by calling (812) 464-9668 or by writing: Integra Bank, Trust Department, 21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47705-0868.

Active Market Participants

The following companies make a market in IBNK stock:

BAMM	Brokerage America, LLC	MCBD	McConnell Budd & Downes
SBSH	Citigroup Global Markets, Inc.	MCBT	Moors & Cabot, Inc.
GSCO	Goldman, Sachs & Co.	NATY	NatCity Investments Inc.
HOWE	Howe Barnes Investments, Inc.	SDLR	Sandler O'Neil & Partners
HDLY	J.J.B. Hilliard, W.L. Lyons	SCHB	Schwab Capital Markets
KBWI	Keefe, Bruyette & Woods, Inc.	STFL	Stifel Nicolaus & Co.
NITE	Knight Equity Markets, L.P.	SUSQ	Susquehanna Capitol Group

Several ECN's that are not registered market makers also supply liquidity to our stock.

Price Range of Common Stock and Declared Dividends

The table below sets forth the cash dividends declared per share and information regarding the market prices per share of common stock for IBNK for the periods indicated. The price ranges are based on actual high and low bid transactions as reported on The Nasdaq Stock Market®.

Price Range of Common Stock and Dividends Declared by Quarter

Dollars per Share	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
2004				
High	$24.40	$24.50	$22.72	$23.97
Low	21.43	19.70	19.25	21.49
Dividends Declared	0.235	0.160	0.160	0.160
2003				
High	$19.77	$18.30	$20.42	$23.00
Low	15.50	16.12	16.95	19.21
Dividends Declared	0.235	0.235	0.235	0.235

Investment Data

December 31, 2004	
52 Week Range (per share)	$19.25 - $24.50
Closing Stock Price (per share)	$23.11
Common Shares Outstanding	17,375,004
Shares Sold During the Year	6,275,813
Cash Dividend (per share)	$0.72
Dividend to Average Price	3.29%

Financial Review

(Dollars in thousands, except per share data)

Overview

Integra Bank Corporation (the "Company") reported a loss of ($6,620) for 2004. The loss per share on a diluted basis was ($0.38). The loss was due entirely to the fees associated with the prepayment of Federal Home Loan Bank long-term debt. Nevertheless, during 2004, the Company took several important steps toward achieving its long-term goal of transforming itself into a higher-revenue growth company.

The most significant action affecting 2004 results was the balance sheet restructuring that occurred at the end of the first quarter. The balance sheet restructuring included the following elements:

(1) the Company prepaid $467,000 in long-term FHLB advances that had constrained earnings and masked the improvements in the Company's core banking operations;

(2) the Company reduced its investment portfolio by selling approximately $262,000 in securities, providing funds for the cost of prepaying the FHLB advances and improving the Company's interest rate risk profile;

(3) the Company borrowed $330,000 of fixed rate FHLB advances and issued $4,000 of subordinated debt, improving its liquidity and its interest rate risk profile; and

(4) the Company used the surplus cash proceeds from these transactions to pay off its line of credit and reduce short-term borrowings.

At the time of the balance sheet restructuring, the Company announced a change in its dividend philosophy, which included a reduction in the quarterly common stock dividend to $0.16 per share beginning in July 2004. The Company also indicated it was moving to a long-term dividend payout ratio target of 35 - 50% of earnings.

Beyond the loss in the first quarter from the balance sheet restructuring, the last three quarters of the year showed significant improvement in earnings. Net income for the fourth quarter of 2004 increased 45% compared to the same quarter in 2003, reflecting an improvement in net interest margin of 81 basis points during 2004. The improvement in net interest margin was largely attributable to the impact of the balance sheet restructuring and the Company's success in attracting valuable core deposits. Valuable core deposits, which includes demand deposit, money markets and savings account balances, increased $110,465 during 2004.

Annualized returns on average assets and equity for 2004 were (0.24)% and (3.15)%, respectively, compared with 0.60% and 7.56%, respectively, in 2003.

Net Interest Income

Net interest income totaled $84,467, an increase of $12,225 million or 17%. The increase in 2004 was a result of the balance sheet restructure and disciplined deposit pricing. The yield on earning assets during 2004 declined 7 basis points from the same period one year prior. The cost of funds declined 76 basis points during this same period, due primarily to balance sheet restructuring. The net interest margin for 2004 was 3.52% compared to 2.87% for 2003.

Non-Interest Income

Non-interest income totaled $33,607 for 2004 compared to $32,793 for 2003. Securities transactions resulted in gains of $4,477 and $3,052 in 2004 and 2003, respectively. The gains in 2004 were, in large part, a result of the balance sheet restructuring and were used to offset the FHLB long-term debt prepayment fees. The gains in 2003 were used, in part, to offset the costs associated with prepaying $15,000 in long-term FHLB borrowings and the redemption of $34,500 of trust preferred securities. In 2004, the Company also realized a $1,158, after tax, gain from the sale of its $6,090 credit card portfolio. The Company realized a $1,056 gain from a branch sale in 2003.

Service charges on deposit accounts increased $786, or 6.8%, to $12,414 in 2004. Growth in these fees resulted from an increase in fee charges in the first quarter of 2004 and greater product and service usage. Income from trust services for 2004 decreased slightly compared to 2003. Other service charges and fees decreased $703 from $8,830 in 2003 to $8,127 in 2004. The decrease was caused primarily by the high demand for new and refinanced residential mortgages that occurred during 2003.

Non-Interest Expense

Non-interest expense for 2004 totaled $138,180, an increase of $55,913 compared to the prior year. The increase is attributable to $56,998 of debt prepayment fees paid in the balance sheet restructuring.

Occupancy expense and equipment expense totaled $6,625 and $4,052, respectively, compared to $5,909 and $4,361 in 2003. New banking centers were opened in Bowling Green and Georgetown, Kentucky, during first quarter 2004 and in Evansville, Indiana, and Henderson, Kentucky, in the third and fourth quarters of 2004, respectively. Included in occupancy and equipment expense for 2004 is $296 and $24, respectively, directly related to the new branches. Another banking center is under construction in Florence, Kentucky, which is scheduled to be opened in the second quarter of 2005.

Salaries and employee benefits totaled $42,907 in 2004 compared to $42,347 in 2003, an increase of $560, or 1.3%.

Summary of Changes in Diluted Earnings Per Share

	2004	2003	2002
Earnings per share for prior year	**$1.03**	$1.18	$0.42
Net interest income	**0.71**	(0.09)	(0.48)
Provision for loan losses	**0.21**	(0.10)	1.62
Net securities gains	**0.08**	(0.35)	0.05
Other non-interest income	**(0.04)**	0.15	0.13
Other non-interest expenses	**(3.23)**	0.03	(0.27)
Income taxes (benefit)	**0.86**	0.21	(0.31)
Cumulative effect of accounting change, net tax	**-**	-	0.02
Diluted earnings per share	**($0.38)**	$1.03	$1.18

Professional fees were another component of non-interest expense to increase. Audit fees increased as a direct result of Sarbanes-Oxley 404 testing and compliance. This was partially offset by a decrease in legal fees as the Company started an internal legal department, brought some legal services in-house, and closely monitored other legal and professional fees.

Credit Quality

Non-performing assets totaled $18,790 at December 31, 2004, representing a $3,534 decrease from a year ago. The non-performing loans to total loans ratio was 1.11% and 1.08% at December 31, 2004 and December 31, 2003, respectively. Net charge-offs were 15 basis points of average loans in 2004 compared to 25 basis points in 2003. The allowance for loan losses to average total loans for 2004 was 1.47% and 1.50% for 2003.

Summary

The Company has accomplished its three primary goals for 2004 of restructuring the balance sheet, continuing to increase earnings and continuing to improve credit quality. The Company is now focusing on the priorities of growing revenue, quickening the transformation to a growth company through driving efficiencies and strategic acquisitions, and continuing high service quality to its customers. Accomplishing these priorities should lead to accelerated loan growth, more core deposits, and improved shareholder value.

Quarterly Financial Results (Unaudited)

Quarterly Income Statement 2004

(Dollars in thousands, except per share data)	December 31	September 30	June 30	March 31
Interest income	$33,572	$32,881	$31,727	$ 34,191
Interest expense	11,420	10,752	10,158	15,574
Net interest income	22,152	22,129	21,569	18,617
Provision for loan losses	350	150	155	650
Non-interest income	6,975	7,099	7,516	12,017
Non-interest expense	19,756	20,289	20,570	77,565
Income (Loss) before income taxes	9,021	8,789	8,360	(47,581)
Income taxes (benefit)	1,942	1,905	1,705	(20,343)
NET INCOME (LOSS)	$ 7,079	$ 6,884	$ 6,655	$(27,238)
Earnings (Loss) per share:				
Basic	$ 0.41	$ 0.40	$ 0.38	$ (1.57)
Diluted	0.41	0.40	0.38	(1.57)
Average shares:				
Basic	17,337	17,328	17,312	17,297
Diluted	17,437	17,378	17,368	17,297

Quarterly Income Statement 2003

(Dollars in thousands, except per share data)	December 31	September 30	June 30	March 31
Interest income	$35,269	$35,506	$36,011	$36,329
Interest expense	16,421	17,093	18,520	18,839
Net interest income	18,848	18,413	17,491	17,490
Provision for loan losses	1,000	1,110	1,600	1,235
Non-interest income	7,794	8,582	8,887	7,530
Non-interest expense	19,828	21,090	20,978	20,371
Income before income taxes	5,814	4,795	3,800	3,414
Income taxes expense (benefit)	945	141	(513)	(515)
NET INCOME	$ 4,869	$ 4,654	$ 4,313	$ 3,929
Earnings per share:				
Basic	$ 0.28	$ 0.27	$ 0.25	$ 0.23
Diluted	0.28	0.27	0.25	0.23
Average shares:				
Basic	17,287	17,286	17,286	17,273
Diluted	17,310	17,303	17,287	17,274

Five Year Statistical Review

(Dollars in thousands, except per share data)	2004	2003	2002	2001	2000
Summary of Operations					
Interest income	$ 132,371	$ 143,115	$ 164,631	$ 216,339	$ 196,681
Interest expense	47,904	70,873	90,786	134,259	104,825
Net interest income	84,467	72,242	73,845	82,080	91,856
Provision for loan losses	1,305	4,945	3,143	31,077	4,138
Net interest income after provision for loan losses	83,162	67,297	70,702	51,003	87,718
Non-interest income	33,607	32,793	36,281	33,202	20,131
Non-interest expense	138,180	82,267	82,877	78,303	63,438
Income (Loss) before income taxes	(21,411)	17,823	24,106	5,902	44,411
Income tax expense (benefit)	(14,791)	58	3,778	(1,629)	13,920
Cumulative effect of accounting change, net of tax	-	-	-	(273)	-
Net income (loss)	$ (6,620)	$ 17,765	$ 20,328	$ 7,258	$ 30,491
Per Share Data					
Net income (loss)					
Basic	$ (0.38)	$ 1.03	$ 1.18	$ 0.42	$ 1.77
Diluted	(0.38)	1.03	1.18	0.42	1.77
Cash dividends declared	0.72	0.94	0.94	0.94	0.87
Net book value	12.05	13.46	13.45	12.79	12.94
Average Balances					
Total assets	$2,758,924	$2,949,016	$2,906,846	$3,266,322	$2,511,947
Interest-earning assets (1)	2,497,266	2,683,925	2,651,842	3,033,886	2,353,493
Securities, at amortized cost	810,716	967,327	934,586	923,213	620,457
Loans, net of unearned income	1,644,471	1,670,938	1,596,462	1,747,882	1,674,864
Deposits	1,858,538	1,824,138	1,820,930	2,086,330	1,699,569
Interest-bearing liabilities	2,283,968	2,480,605	2,446,184	2,808,705	2,076,250
Shareholders' equity	210,280	234,948	230,298	241,252	227,573

(1) Includes securities available for sale at amortized cost.

(Dollars in thousands)	2004	2003	2002	2001	2000
At Year End					
Total assets	$2,757,165	$2,958,294	$2,857,738	$3,035,890	$3,068,818
Interest-earning assets	2,500,595	2,715,574	2,602,673	2,771,691	2,851,113
Securities	801,059	974,111	949,500	975,799	969,513
Loans, net of unearned income	1,665,324	1,699,688	1,606,155	1,599,732	1,687,330
Allowance for loan losses	23,794	25,403	24,632	23,868	25,264
Deposits	1,896,541	1,812,630	1,781,948	1,928,412	1,871,036
Interest-bearing liabilities	2,270,870	2,485,323	2,318,869	2,568,945	2,630,549
Shareholders' equity	209,291	232,992	232,600	221,097	205,517
Significant Ratios					
Return on average assets	(0.24)%	0.60%	0.70%	0.22%	1.21%
Return on average equity	(3.15)	7.56	8.83	3.01	13.40
Average shareholders' equity to average assets	7.62	7.97	7.92	7.39	9.06
Efficiency ratio	68.73	74.36	71.28	65.35	50.76
Net interest margin	3.52	2.87	2.96	2.85	4.14
Credit Quality Ratios					
Allowance for loan losses to year-end loans, net of unearned income	1.43%	1.50%	1.53%	1.49%	1.50%
Net charge-offs to average loans, net of unearned income	0.15	0.25	0.15	2.08	0.31

Management's Report on Internal Control Over Financial Reporting

The management of Integra Bank Corporation ("the Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a 15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2004. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control Integrated Framework. Based on our assessment, management has determined that, as of December 31, 2004, the Company's internal control over financial reporting was effective based on those criteria.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on the next page of this Summary Annual Report.

Michael T. Vea
Chairman of the Board, President
and Chief Executive Officer

Sheila A. Stoke
Senior Vice President, Controller
and Principal Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Integra Bank Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Integra Bank Corporation as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 and the effectiveness of the Company's internal control over financial reporting as of December 31, 2004; and in our report dated March 10, 2005, we expressed unqualified opinions thereon. The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting referred to above (not presented herein) appear in Item 8 of the Company's Annual Form 10-K filed with the Securities and Exchange Commission.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

PricewaterhouseCoopers LLP

Columbus, Ohio
March 10, 2005

Condensed Consolidated Balance Sheets

December 31, (Dollars in thousands, except share data)	**2004**	2003
Assets		
Cash and due from banks	$ 71,770	$ 66,285
Federal funds sold and other short-term investments	64	8,658
Total cash and cash equivalents	71,834	74,943
Loans held for sale (at lower of cost or market)	1,173	242
Securities available for sale	801,059	974,111
Regulatory stock	32,975	32,875
Loans, net of unearned income	1,665,324	1,699,688
Less: Allowance for loan losses	(23,794)	(25,403)
Net loans	1,641,530	1,674,285
Premises and equipment	50,233	54,563
Goodwill	44,839	44,839
Other intangible assets	8,697	10,309
Other assets	104,825	92,127
TOTAL ASSETS	$2,757,165	$2,958,294
Liabilities		
Deposits:		
Non-interest-bearing demand	$ 257,963	$ 219,983
Interest-bearing checking, savings and time	1,638,578	1,592,647
Total deposits	1,896,541	1,812,630
Short-term borrowings	174,933	253,978
Long-term borrowings	457,359	638,698
Other liabilities	19,041	19,996
Total liabilities	2,547,874	2,725,302
Shareholders' Equity		
Preferred stock, 1,000,000 shares authorized		
Common stock, $1.00 stated value		
Shares authorized: 29,000,000		
Shares outstanding: 17,375,004 and 17,310,782, respectively	17,375	17,311
Additional paid-in capital	126,977	125,789
Retained earnings	64,481	83,510
Unvested restricted stock	(578)	(292)
Accumulated other comprehensive income	1,036	6,674
Total shareholders' equity	209,291	232,992
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,757,165	$2,958,294

Condensed Consolidated Statements of Income

For the year ended December 31, (Dollars in thousands, except per share data)	**2004**	2003	2002
Interest Income			
Interest and fees on loans:			
Taxable	$ 94,874	$ 99,951	$110,042
Tax-exempt	449	877	1,257
Interest and dividends on securities:			
Taxable	29,221	31,388	38,124
Tax-exempt	6,045	8,692	10,291
Dividends on regulatory stock	1,518	1,696	2,028
Interest on loans held for sale	179	451	1,717
Interest on federal funds sold and other short-term investments	85	60	1,172
Total interest income	132,371	143,115	164,631
Interest Expense			
Interest on deposits	25,752	29,995	44,404
Interest on short-term borrowings	2,207	2,613	2,043
Interest on long-term borrowings	19,945	38,265	44,339
Total interest expense	47,904	70,873	90,786
Net Interest Income	84,467	72,242	73,845
Provision for loan losses	1,305	4,945	3,143
Net interest income after provision for loan losses	83,162	67,297	70,702
Non-Interest Income			
Service charges on deposit accounts	12,414	11,628	11,135
Trust income	2,025	2,035	2,041
Other service charges and fees	8,127	8,830	7,338
Securities gains	4,477	3,052	9,098
Other	6,564	7,248	6,669
Total non-interest income	33,607	32,793	36,281
Non-Interest Expense			
Salaries and employee benefits	42,907	42,347	38,825
Occupancy	6,625	5,909	5,586
Equipment	4,052	4,361	4,474
Amortization of intangible assets	1,612	1,619	1,622
Debt prepayment fees	56,998	1,243	5,938
Loans held for sale expense	87	1	2,677
Other	25,899	26,787	23,755
Total non-interest expense	138,180	82,267	82,877
Income (loss) before income taxes	(21,411)	17,823	24,106
Income taxes (benefit)	(14,791)	58	3,778
NET INCOME (LOSS)	$ (6,620)	$ 17,765	$ 20,328
Earnings (loss) per share:			
Basic	$ (0.38)	$ 1.03	$ 1.18
Diluted	(0.38)	1.03	1.18
Weighted average shares outstanding:			
Basic	17,318	17,285	17,276
Diluted	17,318	17,300	17,283

Corporate Governance

The Boards of Directors of Integra Bank Corporation and Integra Bank N.A. place a high priority on effective corporate governance. Their commitment to monitoring the decision-making both at the Boards and management level can be seen in our Corporate Governance Principles. These Principles govern, among other things, board composition, board responsibilities, meeting procedures, and committee matters.

The Nominating and Governance Committee regularly reviews the Corporate Governance Principles and recommends changes to the Boards as it seeks to enhance its governance policies. The current version can be viewed on our web site at http://www.integrabank.com.

The Company also has a Code of Business Conduct and Ethics that applies to all directors and employees of the Company and the Bank. The Code of Business Conduct and Ethics covers a wide range of business practices and procedures. Included in this Code of Business Conduct and Ethics is information on the Company's whistleblower web site where directors and employees may report ethical violations anonymously and in confidence. The current version of our Code of Business Conduct and Ethics can be viewed on our web site at http://www.integrabank.com.

The Boards have taken a number of steps to ensure that the Company meets the requirements of the Sarbanes Oxley Act of 2002, the rules promulgated by the Securities and Exchange Commission and the listing standards of The Nasdaq Stock Market®. During 2004, the Board devoted significant time implementing "Best Practices" in the area of Corporate Governance. These include:

- Holding executive sessions of non-employee directors at each Board meeting.
- Reviewing the charters of the Board committees and revising them as necessary.
- Holding training sessions at Board meetings and sending several non-employee directors to attend seminars in specialized areas, such as Compensation and Corporate Governance.
- Joining nationally recognized organizations for corporate and bank directors.
- Holding a Board retreat to review corporate strategy.
- Completing Board, Committee, and Chief Executive Officer evaluations.

It is the desire of Integra's management, employees, and Boards of Directors to fulfill our customers' financial needs as we focus on our Core Values: Integrity, Excellence, Responsiveness, and Stewardship.

Integra Bank Corporation and Integra Bank N.A.
Board of Directors

Sandra Clark Berry
Private Investor

Dr. H. Ray Hoops
President, University of Southern Indiana

George D. Martin
Member, R. R. Dawson Bridge Co., LLC
President, R. R. Dawson Realty, Inc.

Thomas W. Miller
President and Attorney, Miller, Griffin & Marks, P.S.C.

Ronald G. Reherman
Private Investor
Retired Chairman, President and Chief Executive Officer, SIGCORP, Inc.;
Retired Chairman, Southern Indiana Gas and Electric Company

Richard M. Stivers
Senior Vice President and Chief Financial Officer, Deaconess Health System, Inc.

Robert W. Swan
Senior Partner, Kemper CPA Group LLP

Robert D. Vance
Private Investor
Retired Interim Chairman of the Board, National City Bancshares, Inc.;
Retired Interim Chief Executive Officer, National City Bancshares, Inc.

Michael T. Vea
Chairman, President and Chief Executive Officer, Integra Bank N.A.;
Chairman, President and Chief Executive Officer, Integra Bank Corporation

William E. Vieth
Private Investor
Retired Chairman of the Board, Integra Bank N.A.

Daniel T. Wolfe
Vice President, Chief Operating Officer and General Manager, Wolfe's Terre Haute Auto Auction;
President, Chief Operating Officer and General Manager, Wolfe's South Bend Auto Auction;
Vice President, Wolfe's Evansville Auto Auction;
President, El Lobo Inc.

Locations



■ **Banking Centers**
□ **Commercial Lending Offices**

As of March 1, 2005, Integra Bank served our 57 communities with 76 full-service banking centers and 121 ATMs throughout Indiana, Illinois, Kentucky, and Ohio. In addition, Integra has three Commercial Lending offices.

Banking Centers

Indiana Arthur Bedford Chrisney Dale Evansville Fort Branch Hatfield Huntingburg Milan Mitchell Mt. Vernon Newburgh Odon Osgood Paoli Petersburg Princeton Rockport Versailles Vincennes Washington **Illinois** Bridgeport Brookport Carmi Elizabethtown Golconda Grayville Mt. Vernon Shawneetown Vienna Wayne City **Ohio** Aberdeen Ripley **Kentucky** Bowling Green Cadiz Clay Crittenden Dawson Springs Dry Ridge Franklin Georgetown Hardinsburg Henderson Lawrenceburg Leitchfield Lexington Madisonville Mayfield Maysville Morganfield Mt. Olivet Poole Princeton Providence Sebree Sturgis Warsaw

Commercial Lending Offices

Kentucky Covington Louisville **Ohio** Cleveland

Corporate Headquarters

Integra Bank Corporation

21 S.E. Third Street, P.O. Box 868, Evansville, Indiana 47705-0868 - Telephone (812) 464-9800

Forward-Looking Statements

Certain statements made in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this report, the words "may," "will," "should," "would," "anticipate," "estimate," "expect," "plan," "believe," "intend," and similar expressions identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following without limitation: general, regional and local economic conditions and their effect on interest rates, the Company and its customers; credit risks and risks from concentrations (geographic and by industry) within the loan portfolio; changes in regulations on accounting policies affecting financial institutions; the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; technological changes; acquisitions and integration of acquired business; the failure of assumptions underlying the establishment of resources for loan losses and estimations of values of collateral and various financial assets and liabilities; the outcome of efforts to manage interest rate or liquidity risk; competition; and acts of war or terrorism. The Company undertakes no obligation to release revisions to these forward-looking statements or to reflect events or conditions occurring after the date of this report.

Annual Meeting

The Annual Meeting of the Shareholders of Integra Bank Corporation will be held in Ballroom B,C,D of The Centre located at 715 Locust Street in Evansville, Indiana, on Wednesday, April 20, 2005, at 9:30 a.m., CDT.

Form 10-K

Copies of Integra Bank Corporation's Annual Report to the Securities and Exchange Commission, Form 10-K, may be obtained, without charge, upon written request to: Integra Bank Corporation, Attn: Investor Relations, P.O. Box 868, Evansville, Indiana 47705-0868.

Independent Accountants

PricewaterhouseCoopers LLP
Columbus, Ohio

Equal Opportunity Employer

Integra Bank Corporation (FIN # 35-1632155) is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotion, transfers and all other personnel policies are free from all discriminatory practices.

Additional Information

Analysts, investors and others interested in obtaining financial data are asked to contact the Investor Relations Department at Integra Bank Corporation, (812) 464-9677.

News Media

News media representatives seeking information should visit our News Release area of the Integra Bank web site for current and archived releases. Additional questions can be directed to Greg Pence, Senior Vice President and Director of Marketing, at (812) 464-9753.


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Creating

As you have seen in this year's Report, there is so much to be excited about at Integra. We're focused on moving forward, achieving our goals and taking customer service to an even higher level. We will do this with additional employee training, improved technology, new products and services, and an overall focus on exceeding our customers expectations. We think of it as delivering an exceptional level of service that few in our industry have

achieved. The competition is increasin
but we want our customers to know th
we will work even harder so that we a
able to keep their business. Making o
customers feel special keeps them comin
back, which is so important to o
continued growth. Our focus on custom
service will show in our key performan
measurements, which is what makes o
efforts motivating. And that's a win for o
customers, employees, and shareholder

Integra Bank Corporation

S.E. Third Street P.O. Box 868 Evansville, Indiana 47705-0868 (812) 464-9800 integrabank.com